Filed by Strive Enterprises, Inc.

(Commission File No.: 000-000000)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

Strive Enterprises, Inc. (“Strive”) published the following information on its website on May 7, 2025, in connection with Strive’s proposed business combination with Asset Entities Inc. (“ASST”).

Strive Merger Resources

Strive Asset Management plans to combine with Asset Entities (NASDAQ: ASST) to form the first publicly traded asset management Bitcoin treasury company.

The combined company will be the first to offer an exchange of Bitcoin for public company equity in a transaction intended to be tax-free to investors under section 351 of the U.S. tax code.

See below for more information:

•	Read the press release

•	Review the investor presentation

The text of the press release and investor presentation is set forth below.

The company aims to maximize Bitcoin exposure per share over the long run, including through novel financial strategies not previously used by other Bitcoin treasury companies, to maximize value accretion for common equity shareholders.

Details available in slide presentation at Strive.com.

Strive CEO Matt Cole to present transaction and company strategy at Strategy World conference today at 2:15 pm ET, available on livestream.

Key Highlights:

•	Strive Asset Management is a $2 Billion asset management firm that uses proxy voting and shareholder engagement to promote financial freedom.

•	Strive Asset Management is deploying first-in-class strategies for a Bitcoin treasury company:

o	First company to offer an exchange of Bitcoin for public company equity in a manner designed to be tax-free to investors under section 351 of the U.S. tax code, subject to the satisfaction of applicable requirements and individual tax circumstances– estimated at a $1 billion cap.

o	Seek to acquire cash at a discount by merging publicly traded companies whose equity values are below their net cash positions, creating a potential multi-billion dollar opportunity to acquire Bitcoin in a manner accretive to common equity.

o	Unlocking additional leverage to accumulate Bitcoin, while hedging risk in novel ways using in-house fixed income and derivatives expertise.

•	The ASST reverse merger structure will give the combined company immediate access to an effective shelf registration statement upon closing, which it plans to expand to at least $1 billion post-closing to support Bitcoin accumulation through both registered equity and debt offerings, to be used when accretive to common equity.

•	Asset Entities strengthens Strive Asset Management's leadership in corporate Bitcoin advocacy and Bitcoin education through proprietary go-to-market channels.

•	For full details see accompanying slide presentation (link) and Strive CEO presenting at Strategy World at 2:15 pm ET (livestream).

DALLAS, May 7, 2025 /PRNewswire/ -- Strive Asset Management, LLC ("SAM"), a subsidiary of Strive Enterprises, Inc., and Asset Entities Inc. (NASDAQ: ASST), a provider of content delivery solutions, today announced they have entered into a definitive merger agreement. First public remarks will be given by CEO Matt Cole during his livestreamed speech at Strategy World today at 2:15pm ET.

The combined company will operate under the Strive brand, remain listed on NASDAQ, and become a public Bitcoin Treasury Company.

Strive Asset Management intends to use all available mechanisms to build a Bitcoin war chest in a minimally dilutive manner to common shareholders and build a long-term investment approach designed to outperform Bitcoin, by using Bitcoin itself as the hurdle rate for capital deployment.

Strive Asset Management will leverage its institutional investment expertise to implement proprietary strategies to fuel Bitcoin accumulation in accretive ways. Such strategies include the planned first of its kind offer of combined company equity in exchange for Bitcoin in a manner that is intended to be tax-free to investors under Section 351 of the U.S. tax code; acquiring cash at a discount through mergers with overcapitalized companies; and unlocking additional leverage to accumulate Bitcoin, while hedging risk in novel ways using in-house fixed income and derivatives expertise .

The reverse merger structure is expected to give the company immediate access to an effective shelf registration statement to raise primary capital after the closing of the transaction, which the company plans to expand to $1 billion following the closing in order to accumulate Bitcoin through both equity and debt offerings, to be used when accretive to common equity. The flexibility to raise capital under the effective shelf registration statement is a competitive advantage versus other newly formed Bitcoin treasury companies.

The combined company plans to accumulate Bitcoin with a first-of-its-kind offering, allowing Bitcoin holders to contribute Bitcoin in exchange for public stock through a structure that is intended to be a tax-free Section 351 exchange — a provision of the U.S. tax code that enables appreciated assets to be contributed tax-free to a corporation in exchange for stock (subject to conditions and personal tax circumstances).

Subject to market conditions and final structuring, it is currently expected that there will be no markup to the deal transaction price for participants in this exchange. This offer is expected to be open only to certain accredited investors prior to closing of the transaction.

Matt Cole will lead the company as CEO and Chairman of the Board. With extensive institutional experience as a former $70 billion fixed income portfolio manager specializing in complex structured securities, Matt's background enables SAM to innovate strategically, employing novel, accretive Bitcoin accumulation methods designed to enhance shareholder value previously unseen in Bitcoin treasury corporations.

The SAM management team also includes Ben Pham as CFO, Arshia Sarkhani, the current CEO of Asset Entities, as CMO, and Logan Beirne as CLO. Each of these leaders will serve on SAM's board of directors. Strive Asset Management also plans to add respected Bitcoin leaders Ben Werkman, Jeff Walton, and Avik Roy as independent board directors.

Strive Asset Management built its strong brand on advocacy for capitalism, meritocracy, and innovation which reshaped corporate America. The company will always unapologetically stand for these foundational principles in its pursuit to maximize value for shareholders. Since its founding in 2022, the company has quickly amassed ~$2B assets under management, as it led efforts to roll back ESG mandates in boardrooms across America.

Now, Strive Asset Management is applying that same winning playbook to lead a new transformation: corporate adoption of Bitcoin treasuries. SAM plans to advocate for many of the publicly traded companies in its funds to incorporate a Bitcoin treasury strategy in order to maximize long run shareholder value.

The combination of Strive Asset Management and Asset Entities is a strategic step to advance the foregoing strategy.

Strive Enterprises, Inc., co-founded by Vivek Ramaswamy, will remain a privately held company and will include SAM's expanding wealth management business, which will transition to its own RIA.  Before factoring in the contemplated Bitcoin-for-stock exchange and any additional financing, Strive Enterprises will own approximately 94.2 % of the public company and the legacy shareholders of Asset Entities will own the remaining 5.8%. Financings will proportionally dilute both Strive Enterprises and shareholders of Asset Entities.

Davis Polk & Wardwell LLP is serving as legal counsel to SAM in connection with the transaction and Bevilacqua PLLC served as legal counsel to Asset Entities in connection with the transaction.

May 2025

2 Cautionary Statement Regarding Forward - Looking Statements Certain statements herein and the documents incorporated herein by reference may constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “ Securities Act ”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), and Rule 3b - 6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward - looking statements include, but are not limited to, statements regarding the outlook and exp ectations of Strive Asset Management “SAM” and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transact ion on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn - back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contempl ate ,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “ou tlo ok,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statem ent s concerning opinions or judgment of SAM, ASST or their respective management about future events. Forward - looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors th at are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward - looking statements. Such risks, uncertaintie s and assumptions, include, among others, the following:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement ;  the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all ;  the outcome of any legal proceedings that may be instituted against SAM or ASST or the combined company ;  the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive Asset Management or ASST operate ;  the possibility that the integration of the two companies may be more difficult, time - consuming or costly than expected ;  the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events ;  the diversion of management’s attention from ongoing business operations and opportunities ;  potential adverse reactions of SAM’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction ;  changes in ASST’s share price before closing ;  other factors that may affect future results of SAM, ASST or the combined company . These factors are not necessarily all of the factors that could cause SAM’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward - looking statements . Other factors, including unknown or unpredictable factors, also could harm SAM’s, ASST’s or the combined company’s results . Although each of SAM and ASST believes that its expectations with respect to forward - looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of SAM or ASST will not differ materially from any projected future results expressed or implied by such forward - looking statements . Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10 - K for the fiscal year ended December 31 , 2024 , quarterly reports on Form 10 - Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “ SEC ”) . The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on SAM, ASST or their respective businesses or operations . Investors are cautioned not to rely too heavily on any such forward - looking statements . Forward - looking statements speak only as of the date they are made and Strive Asset Management and ASST undertake no obligation to update or clarify these forward - looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law . Participants in the Solicitation SAM, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction . Information about the interests of the directors and executive officers of SAM and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC . Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 24 , 2024 . No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . The information contained herein, including the description of the combination of SAM with ASST, and the intended tax treatment of the combination and any Bitcoin investments, is for general information only and is not tax advice . Each prospective investor should consult its own tax advisor regarding the particular U . S . federal, state and local and non - U . S . tax consequences of an investment under applicable law .

EXECUTIVE SUMMARY

Strive Asset Management ("SAM") is combining with Asset Entities (NASDAQ: ASST) to form a Bitcoin Treasury Company publicly traded on the NASDAQ. Strive Asset Management - as the first publicly traded asset management Bitcoin Treasury Company - will be able to implement proprietary strategies to fuel Bitcoin accumulation in accretive ways, leveraging CEO Matt Cole's extensive institutional experience as a former $70 billion fixed income portfolio manager and the firm's industry expertise. The company will focus over time on maximizing Bitcoin exposure per share and outperforming Bitcoin over the long run to maximize value for common equity shareholders.

Strive Asset Management's Proprietary Strategies and Value Proposition

1 First to Offer a Tax-Free Section 351 Exchange of Bitcoin-for-Public Company Equity

- It is currently expected that there will be no markup on the announced deal price for Bitcoin contributors.
- Estimated $1 billion cap on Bitcoin accumulation through 351 exchange due to tax constraints.

2 Acquiring Cash at a Discount to Accumulate Bitcoin

- We plan to acquire public companies trading below net cash, allowing us to buy Bitcoin at a discount. This repeatable strategy targets **over $30B in stranded capital across distressed but overcapitalized firms.**
- We are currently evaluating various strategic opportunities and may announce the first of such deals in the near term.

3 Unlocking Additional Leverage Without Additional Risk to Accumulate Bitcoin

- Leveraging our substantial fixed income and options expertise, SAM plans to implement successful institutional strategies never applied to Bitcoin Treasury Corporations—**to potentially achieve better risk-adjusted returns for common equity shareholders with proprietary non-dilutive Bitcoin accumulation strategies.**
- We expect these innovative approaches, combined with techniques already used by Strategy Inc. ("MSTR") and peers, to uniquely enhance our ability to acquire Bitcoin while minimizing share dilution to common equity shareholders.

4 Reverse Merger Immediately Opens Optionality

- Our reverse merger gives Strive Asset Management immediate access to a public equity shelf—unlike a SPAC or IPO—enabling immediate financing flexibility to drive shareholder value.
- **SAM plans to expand our shelf to $1 billion+ post close for Bitcoin accumulation through both equity and debt offerings.**

STRIVE ASSET MANAGEMENT

3

FOCUSED EXECUTIVE TEAM & BOARD OF DIRECTORS

MATT COLE - Chief Executive Officer & Chairman of the Board



As CEO, Matt is spearheading Strive Asset Management's evolution into a premier Bitcoin Treasury Corporation, dedicated to maximizing Bitcoin holdings per share and positioning Bitcoin as the hurdle rate for capital deployment. With extensive institutional experience as a former $70 billion fixed income portfolio manager specializing in structured securities—one of the most complex and nuanced sectors of financial markets—Matt uniquely positions SAM to leverage sophisticated, institutionally proven fixed income and options strategies.

Matt's background enables SAM to innovate strategically, employing novel, accretive Bitcoin accumulation methods designed to enhance shareholder value by intelligently harnessing institutional leverage previously unseen in Bitcoin Treasury Corporations. A central figure in the shareholders-first movement, Matt led Strive in successfully challenging ESG and DEI mandates across corporate America. He now channels that same rigorous, uncompromising approach into advancing a Bitcoin-driven capital strategy.
His insights have been featured prominently in The Wall Street Journal, Bloomberg, Fox Business, and several leading Bitcoin platforms.

Management Team

BEN PHAM - Chief Financial Officer & Board Director



As SAM's first employee and former Chief of Staff to founder Vivek Ramaswamy, Ben helped drive the company's transition into a Bitcoin Treasury Company. Previously, Ben held leadership roles at Roivant Sciences, contributing to its $3B alliance with Sumitomo Dainippon Pharma and its $7.3B public listing via a SPAC. He began his career as an investment banker at Citigroup and holds a BS from Cornell University.

ARSHIA SARKHANI - Chief Marketing Officer & Board Director



Arshia Sarkhani is a co-founder of Asset Entities Inc. and has served as the Chief Executive Officer and a Director since September 2021 and President since March 2022. Mr. Sarkhani was the youngest CEO of record of any NASDAQ or NYSE company in the United States when he took Asset Entities public in February of 2023 at the age of 25 years old. Mr. Sarkhani has led significant capital raising efforts and acquisitions for the company during his tenure with Asset Entities.

LOGAN BEIRNE - Chief Legal Officer & Board Director



Logan brings his tech-forward legal background and founder experience to advance SAM's Bitcoin Treasury Strategy. He previously co-founded and led Matterhorn Transactions, a tech firm he sold to a strategic acquirer, and practiced law at Sullivan & Cromwell. Logan is a bestselling author, a Fulbright Scholar, and holds a JD from Yale Law, where he also teaches a corporate law clinic.

Planned Independent Board Directors

BEN WERKMAN



Ben serves as the Chief Investment Officer at Swan Bitcoin, where he focuses on Bitcoin-centric investment strategies. He is also a key contributor to MSTR True North, a platform dedicated to macroeconomic analysis and Bitcoin treasury strategies. Werkman's expertise in capital allocation and his advocacy for Bitcoin as a strategic asset make him a valuable asset to any Bitcoin-focused financial initiative.

JEFF WALTON



Jeff is founder of MSTR True North, a collective of macro strategists and capital allocators specializing in Bitcoin and corporate treasury strategies. With a background as a reinsurance broker, Walton brings a unique perspective on risk management, structured finance, and asset allocation. His thought leadership in Bitcoin treasury management positions him as a strategic advisor for companies integrating Bitcoin into their financial frameworks.

AVIK ROY



A prominent public policy analyst, and former hedge fund investor at Bain Capital and J.P. Morgan, Avik Roy is Senior Advisor at the Bitcoin Policy Institute and serves on the board of directors of the Texas Bitcoin Foundation. He authored the influential 2021 essay "Bitcoin and the U.S. Fiscal Reckoning," arguing for Bitcoin as a hedge against inflation and proposing the establishment of a federal Bitcoin reserve as the cornerstone of a resilient monetary system. Roy's insights have appeared in the Wall Street Journal, the Washington Post, the New York Times, and other publications.

STRIVE
ASSET MANAGEMENT
4

Table of Contents Strive Asset Management Overview Bitcoin is the Hurdle Rate Transaction Details 1 2 3 5

STRIVE ASSET MANAGEMENT OVERVIEW 6

STRIVE
ASSET MANAGEMENT
+ asset entities

OUR MISSION & VISION

Our core mission is to maximize value to shareholders - both of Strive Asset Management and of our ETFs - through the unapologetic embrace of capitalism, meritocracy, and innovation.

Strive Asset Management believes the best current opportunity to maximize long-run value for corporations is to build a war chest of Bitcoin. We will be focused on Bitcoin per share for investors and setting Bitcoin as the hurdle rate for capital deployment, as the first publicly-traded asset management Bitcoin Treasury Corporation.

SHAREHOLDER 1ST STEWARDSHIP

Maximize returns for shareholders of over 1,800 public companies by unapologetically standing for capitalism, meritocracy, and innovation.

We expect our top stewardship focus for the next several years to be increasing the number of public companies holding Bitcoin and using it as their hurdle rate for capital deployment.

SUPERCHARGED EDUCATION ENGINE

Co-Founder Vivek Ramaswamy & CEO Matt Cole are leaders in Bitcoin education & advocating for Bitcoin as the hurdle rate for capital deployment.

Supercharge SAM's retail appeal, thought leadership, and education efforts with Asset Entities' ability to cultivate online communities and generate impactful digital content.

DIFFERENTIATED PRODUCTS

Offer products that solve actual problems, giving investors the best building blocks to optimize their portfolio.

We're known for our unapologetic approach to value maximization and plan to expand on that with differentiated Bitcoin products.

BITCOIN ACQUISITION

Access capital markets to acquire Bitcoin.

Corporate Bitcoin treasury benefits include:

- A true savings vehicle to protect against fiat debasement.
- Securing a war chest of truly scarce capital.
- Position SAM for strength during a period of geopolitical uncertainty amplified by rising debt & AI innovation.

7

Strive Asset Management is the solution to Blackrock, State Street, and Vanguard’s: • $20 trillion position in public companies (collectively owning more than 20% of the S&P 500), abusing their power to “force” staggering political, social, and cultural change and “behaviors” on corporations. • Using their capital to redefine the purpose of American for - profit corporations away from value maximization by pushing companies to equally weigh the interests of shareholders and other stakeholders . • Ignoring reality: America n shareholder capitalism has outperformed Europe on stakeholder capitalism by 3.45% annualized over the past 35+ years (10.75% avg. annual return to 7.3%). Fiduciary duty requires shareholder interests are prioritized over other stakeholder interests. WE UNAPOLOGETICALLY MAXIMIZE VALUE FOR SHAREHOLDERS 8 1. Bloomberg, 2024. Total return assumes reinvestment of dividends. Past performance does not guarantee future results. One  cannot invest directly in an index; for informational purposes only. This is not investment advice, and one should conduct their  own diligence on any investment, including the risks associated, before making an investment decision  . 2. The S&P 500 Index, is a market - capitalization - weighted index of 500 leading publicly traded companies in the U.S. It is not a n exact list of the top 500 U.S. companies by market cap because there are other criteria that the index includes. 3. The Stoxx Europe 600 Index is derived from STOXX's Europe Total Market Index and is a subset of the popular Stoxx Global 1 800 Index. American Shareholder Capitalism Outperforms (12/31/1986 through 12/31/2024; daily, total return) 1

OUR CORPORATE GOVERNANCE REFOCUSES COMPANIES ON MAXIMIZING SHAREHOLDER VALUE

Corporate Governance can **materially impact long-run portfolio returns.**

We unapologetically use proxy voting and shareholder engagement to maximize value for our clients by leading companies to focus on excellence. It differentiates us from the large asset managers as pro-fiduciary stewards of our clients' capital.

To date, we have cast:

2,115 Proxy Ballots[1] including **22,061** Votes[1] across **1,872** Companies[1] in **33** Countries[1]

UNAPOLOGETIC CAPITALISM

MERITOCRACY

INNOVATION

FINANCIAL RESPONSIBILITY

Asset Manager	Return Performance Relative to Core Benchmark	Risk Passive Beta Exposure to Core Equity Solutions	Fee Competitive Low Fee Offerings	Governance Proxy Voting to Maximize Shareholder Value
Strive Asset Management	✓	✓	✓	✓
BlackRock	✓	✓	✓	✗
Vanguard	✓	✓	✓	✗
State Street	✓	✓	✓	✗

Asset managers have a **fiduciary duty** to prioritize shareholder value in voting and engagement as a steward of client funds.

Unlike the Big 3, we fulfill our fiduciary duty to **prioritize shareholder value over stakeholder agendas.**

STRIVE ASSET MANAGEMENT

1 – 2023 – 2024 Proxy Voting Season

9

OUR STEWARDSHIP DRIVES CORPORATE CHANGE SAM has successfully rolled back agendas that put stakeholders ahead of shareholders and is already driving corporate Bitcoin adoption. 10 “Advanced Micro Devices, Motorola and Regions Financial are among a dozen companies that have removed diversity criteria from executive bonus plans this year after pressure from conservatives, as the political backlash to the initiatives continue to divide US boardrooms. The 12 companies were among 60 that dropped environmental, social and governance incentives from their executive pay plans after pressure from SAM , the anti - ESG asset manager founded by Donald Trump ally Vivek Ramaswamy. ” 1 1. Financial Times – Companies Drop DEI Targets from Bonus Plans on Pressure from Conservatives (published 07/21/24)

OUR LEADERSHIP COMMANDS RESPECT IN CAPITAL MARKETS SAM’s broad retail appeal and stewardship expertise has pushed corporations to refocus on returns, building our brand as a leading voice in the fight for capitalism. We are now using the same playbook to push corporations to adopt Bitcoin treasuries. 11 Strive was amongst the 1%.

LEVERAGING A COMPETITIVE DIRECT-TO-CONSUMER CHANNEL

Asset Entities has carved out a unique social-media stronghold for investors, cultivating tight-knit communities across Discord, TikTok, and other emerging channels.

We plan to take the next wave of Bitcoin education to a new generation of capital owners.


asset entities
Nasdaq

1B+
Interactions

200K+
Discord Members

2M+
Social Following

38,566,051
Views over 90 Day Period[1]
0.0% from Ads


14%
Followers
86%
Non-Followers


PIZZA
$900,000,000
23M
BITCOIN
WHAT IS IT?
11.7M

- Turbo-Charge Reach
- Activate Investor Communities
- Accelerate Bitcoin Flywheel

1. Data from 90 day period (1/17/25 – 4/6/25)

STRIVE ASSET MANAGEMENT
12

Confidential 13 The Strive Pooled Employer Plan (PEP) gives businesses of all sizes the ability to offer our products to their employees in their 401(k) through target date and target risk funds 401(k) We offer 11 passive equity ETFs with a shareholder first corporate governance differentiator and 2 actively managed fixed income ETFs ETFs We offer a direct indexing solution with tax loss harvesting including the same corporate governance differentiator as our ETFs Direct Indexing 13 Strive Asset Management’s Nationwide Reach Wealth management allocations to our products sized by AUM. GULF OF AMERICA

SAM's ETF GROWTH EXCEEDS OTHER SUCCESSFUL ETF FRANCHISES

Strive Asset Management Key Stats

~$2B	*AUM[2]*	In 2024, SAM grew Assets Under Management (AUM) by 72%
7,659	*Offices Allocated to SAM*	Our products have demonstrated broad reach and have been allocated to portfolios by 7,659 offices across the US[2]
13	*ETFs*	We offer funds across 4 categories: core investment, sector, thematic and active fixed income

Funds Often Grow Meaningfully After Achieving A 3-year Track Record

Most institutional investment policy statements restrict investing in products by new asset managers. This restriction is typically lifted after a 3-year track record is achieved, unlocking the potential for larger growth, as shown with our successful peers.[1] **SAM will have a three-year track record in the second half of 2025.**


SAM vs Successful ETF Franchise Launches[1]
$25.0 B
$20.0 B
$15.0 B
$10.0 B
$5.0 B
$-
Aug-22
Nov-22
Feb-23
May-23
Aug-23
Nov-23
Feb-24
May-24
Aug-24
Nov-24
Feb-25
May-25
Aug-25
Nov-25
Feb-26
May-26
Aug-26
Nov-26
Feb-27
May-27
Aug-27
Nov-27
Feb-28
May-28
Actual SAM ETF AUM
Potential SAM ETF AUM
3 Combined Succesful ETF Franchises
Average Succesful ETF Franchise

1 - ARK, Pacer, and JPM were determined to be comparable competitors based on the following criteria: Corporations that built successful ETF businesses with available data in Bloomberg on all underlying ETFs launched in their history, including closed funds. Further, a 5-year track record (from 2022) was also required for sufficient data.
2 – As of 3/20/2025.

STRIVE ASSET MANAGEMENT
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ASSET MANAGEMENT: AN IDEAL COMPANY FOR BITCOIN TREASURY An Asset Manager can leverage institutional expertise to unlock Bitcoin’s full potential as a BTC Treasury Company. 15 In - house expertise to manage Bitcoin exposure and deploy sophisticated acquisition strategies. Non - Bitcoin dependent recurring revenue stream allows us to buy dips. Scales efficiently like a SaaS business with lower risk of AI disruption.

BITCOIN IS THE HURDLE RATE 16

THE HURDLE ௗ RATE FOR CAPITAL DEPLOYMENT IS BITCOIN 17 “In today's environment of increasing capital scarcity and rising interest rates, businesses and institutions must rigorously evaluate their internal investments against a meaningful hurdle rate. Bitcoin, as a fixed supply asset, is emerging precisely at this moment as the ideal benchmark — serving as a new standard for measuring the opportunity cost of capital. Institutions are increasingly recognizing that internal projects must now surpass Bitcoin's returns to justify capital allocation. This shift represents not only a pivotal moment for Bitcoin adoption but also ushers in a broader era of fiscal responsibility and capital discipline.” “The contrarian idea I believe in most: corporations that set Bitcoin as the hurdle rate for capital deployment and acquire Bitcoin will maximize long - run value to shareholders while still in pursuit of their mission. That's why Strive Asset Management will unapologetically push corporations to adopt a Bitcoin strategy, just like we push corporations to pursue capitalism and meritocracy over ESG and DEI.”

BITCOIN IS 'PERFECT MONEY'

Money Scorecard

Attribute	Fiat	Crypto	Gold	BITCOIN
Scarcity	Low	Low	Moderate	High
Portability	Moderate	High	Low	High
Divisibility	High	High	Low	High
Verifiability	Moderate	High	Moderate	High
Durability	Low	Low	High	High
Fungibility	Moderate	Low	High	High
Censorship Resistance	Low	Moderate	Moderate	High
Unconfiscatable	Low	Moderate	Moderate	High
History	Moderate	Low	High	Moderate

STRIVE ASSET MANAGEMENT

See Principles of Bitcoin: Technology, Economics Politics and Philosophy

Scarcity
Absolute scarcity, capped at 21 million coins with a predetermined issuance rate, ensures its value as a digital commodity, immune to demand-driven supply increases unlike gold or fiat.

Portability
Instant, secure global transfers via layered protocols merge digital speed with commodity-like integrity, surpassing gold's logistical burdens and fiat's regulatory constraints.

Divisibility
Precise splitting into 100 million satoshis enables micro-transactions with digital ease and commodity value, unlike gold's costly refining or fiat's denomination limits.

Verifiability
Instant, transparent transaction validation through a digital ledger blends precision with commodity trust, outpacing gold's costly tests and fiat's counterfeiting risks.

Durability
A decentralized network of thousands of nodes ensures digital resilience akin to gold's physical endurance, outlasting fiat's wear-prone notes.

Fungibility
Equal value across units ensures digital uniformity with commodity-like interchangeability, surpassing fiat's national constraints and matching gold's universal equivalence.

Censorship Resistance
Unrestricted global transactions without central authority combine digital freedom with commodity autonomy, contrasting fiat's state control and gold's physical vulnerabilities.

Unconfiscatable
Unconfiscatable by design, value encoded as data or memorized words ensures digital security with commodity-like sovereignty, unlike fiat's state seizures or gold's physical risks.

History
A 15-year unblemished record with near-perfect uptime blends digital innovation with commodity-like resilience, outpacing fiat's recent experiment and rivaling gold's ancient legacy.

18

WHAT FIAT’S “PRICE STABILITY” LOOKS LIKE -200% 0% 200% 400% 600% 800% 1000% 1200% 1400% 1600% 1800% 1971 1976 1981 1986 1991 1996 2001 2006 2011 2016 2021 $405k +1,534% 170 oz. - 72% Home prices since leaving the gold standard Home prices over the last 10 years 19 Since 1971, the dollar’s erosion has driven home prices up over 1,500%, while gold held its value as sound money. Over the last decade, Bitcoin has done even better — because it doesn’t just store value, it enhances value as the first truly scarce asset known to man. -100% -75% -50% -25% 0% 25% 50% 75% 100% 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 6.2 BTC - 98% $405k +96% % Change in Median Home Cost - Dollars % Change in Median Home Cost – oz. of Gold % Change in Median Home Cost – Bitcoin 170oz +4% Source: Bloomberg: HSANETEMP Index, GOLDS Comdty and XBTUSD BGN Curncy

IT'S EARLY DAYS FOR CORPORATE BITCOIN ADOPTION (3.0) (2.8) (2.6) (2.4) (2.2) (2.0) (1.8) (1.6) (1.4) (1.2) (1.0) (0.8) (0.6) (0.4) (0.2) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 Law of Diffusion of Innovation Standard Deviations Early movers stand to benefit the most by adopting a Bitcoin treasury strategy. 20 2.5% Innovators 13.5% Early Adopters 34% Early Majority 34% Late Majority 16% Laggards We are here Where adoption accelerates Corporate adoption of Bitcoin doubled in 2024, but it is still held by <1% of public companies 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Latest Source: Strive Asset Management; data source: bitcointreasuries.net ; etc - group.com - why corporate bitcoin adoption could skyrocket Corporate Adoption of Bitcoin is Accelerating BTC Held by Public Companies

POSITIONING FOR THE FUTURE WITH BITCOIN

Rising institutional momentum, long-term value creation, and the current world environment are converging around Bitcoin, setting the asset up for price appreciation.

Institutions Holding Bitcoin


DeFi / Smart Contracts 7
Exchanges / Custodians 4
ETFs / Other Funds 42
Public Companies 92
Governments 12
Private Companies 23

Global Debt Crisis & Monetary Debasement

Bitcoin serves as a hedge against monetary debasement as central banks take on record levels of debt.

Geopolitical Instability

Bitcoin is a borderless asset, offering liquidity and autonomy in uncertain times.

AI Disruption

Bitcoin reserves hedge risk and enable smart capital deployment.

Growing Adoption

Institutional adoption of Bitcoin is growing, following enhanced regulatory clarity under the Trump administration.

Asymmetric Return Potential

Bitcoin has historically outperformed other asset classes, a trend we expect to continue.

THE BIG PICTURE:

Bitcoin provides financial liberty, empowering individuals and institutions to control their assets in a decentralized system. Its fixed supply, transparency, and growing adoption make it a compelling asset for forward-looking investors. **Allocating to Bitcoin can position portfolios for outsized growth and macro-level resilience.**

STRIVE ASSET MANAGEMENT

Source: Strive Asset Management; data sources: bitcointreasuries.net as of 4/23/25

21

BITCOIN – CAPITAL TO PREPARE FOR AI DISRUPTION 22 No business model is safe, not even AI companies themselves. When old corporate moats dry up, capital becomes the moat. Historically, capital - rich companies outperform in times of turbulence, deploying capital while others fail: • The Great Depression • 1970s Oil Shock • Dot - com Bubble • 2008 Great Financial Crisis • Covid Crash Companies with a strong brand & ample capital (Bitcoin) are best suited to thrive in the AI future. AI Will Disrupt Every Sector Bitcoin Treasury = Future - Proofed

BITCOIN IS THE BEST PERFORMING ASSET FOR 8 OF THE PAST 10 YEARS 23

BITCOIN HAS A LOW CORRELATION TO OTHER ASSET CLASSES Bitcoin is only 29% correlated to U.S. large - cap equities historically. 24 E.M. Equity Int’l Equity Hedge Funds Real Estate US Mid Cap Equity US Small Cap Equity US Cash US Bonds US Large Cap Equity Gold 0.13 0.15 0.44 0.21 0.29 0.31 0.01 0.03 0.29 0.14 Bitcoin 0.21 0.25 0.25 0.17 0.06 0.10 0.07 0.39 0.12 1.00 Gold 0.30 0.45 0.75 0.59 0.83 0.78 0.05 0.13 1.00 0.12 US Large Cap Equity 0.10 0.25 0.61 0.37 0.11 0.18 0.02 1.00 0.13 0.39 US Bonds 0.01 0.03 0.18 0.05 0.01 0.04 1.00 0.02 0.05 0.07 US Cash 0.25 0.48 0.86 0.71 0.96 1.00 0.04 0.18 0.78 0.10 US Small Cap Equity 0.23 0.48 0.86 0.64 1.00 0.96 0.01 0.11 0.83 0.06 US Mid Cap Equity 0.22 0.40 0.75 1.00 0.64 0.71 0.05 0.37 0.59 0.17 Real Estate 0.81 0.83 1.00 0.75 0.86 0.86 0.18 0.61 0.75 0.25 Hedge Funds 0.59 1.00 0.83 0.40 0.48 0.48 0.03 0.25 0.45 0.25 Int’l Equity 1.00 0.59 0.81 0.22 0.23 0.25 0.01 0.10 0.30 0.21 E.M. Equity Source: Strive Asset Management Bitcoin Primer. More Correlated Less Correlated BITCOIN 1.00 0.14 0.29 0.03 0.01 0.31 0.29 0.21 0.44 0.15 0.13

BITCOIN EXPOSURE INCREASES RISK - ADJUSTED RETURNS Graph illustrates hypothetical risk - adjusted corporate treasury portfolio returns with and without Bitcoin based on historical efficient frontier analysis. 25 Source: Strive Asset Management; data source: Bloomberg Portfolios includes treasuries, corporate bonds, and mortgage - backed securities. Portfolio with Bitcoin caps exposure at a maxim um of 5%. 1% 2% 2% 3% 3% 4% 4% 5% 5% 6% 4.25% 4.50% 4.75% 5.00% 5.25% 5.50% 5.75% 6.00% Return Risk With Bitcoin Without Bitcoin

INSTITUTIONAL INVESTOR BITCOIN INTEREST IS HEATING UP 26 Source: CNBC. 1. Data as of 4/22/25 per Coinbase. Bitcoin from an Institutional Lens 1. De - dollarization Trade • Hedge against a weak US dollar, reducing reliance on dollar - denominated assets. • Anticipated lower global trade in dollars boosts Bitcoin's reserve role. 2. Decoupling from Tech Stocks • Standalone asset class offering diversification. • Unique attributes including scarcity and portability. 3. Alternative to Gold • Modern inflation hedge. • Shares key characteristics with gold including immutability and non - sovereign status. 1 2 3 “I made a bunch of calls and the pools of capital that have been buying during April, sovereign wealth funds, large institutional, long term duration pools of capital , they're looking at it basically three ways” – John D’Agostino, Head of Institutional Strategy at Coinbase, 4/23/2025

THE ULTIMATE SUCCESS STORY: STRATEGY

As Strategy scaled its Bitcoin acquisitions, additional financing opportunities were unlocked.

($ in millions; Bitcoin amounts in thousands)

2020	2021	2022	2023	2024	2025
December 2020: $650.0 (Convertible Note)	**February 2021:** $1,050.0 (Convertible Note) **June 2021:** $1,000.0 (Equity ATM) **June 2021:** $500.0 (Senior Secured Notes)	**March 2022:** $205.0 (Secured Term Loan) **September 2022:** $500.0 (Equity ATM)	**May 2023:** $625.0 (Equity ATM) **August 2023:** $750.0 (Equity ATM) **November 2023:** $750.0 (Equity ATM)	**March 2024:** $800.0 (Convertible Note) **March 2024:** $603.8 (Convertible Note) **June 2024:** $800.0 (Convertible Note) **August 2024:** $2,000.0 (Equity ATM) **September 2024:** $1,010.0 (Convertible Note) **October 2024:** $21,000.0 (Equity ATM) **November 2024:** $3,000.0 (Convertible Note)	**January 2025:** $730.0[1] (Convertible Preferred) **February 2025:** $2,000 (Convertible Note) **March 2025:** $21,000.0 (Convertible Preferred ATM) **March 2025:** $850.0 (Non-Convertible Preferred)[1] **May 2025:** $21,000.0 (Equity ATM)



38
71
91
105
114
124
129
130
130
133
140
152
158
189
214
226
252
448
528
555
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
5/5/2025

Cumulative Capital Raised to Acquire Bitcoin (billions) [2]

Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	5/5/2025
$0.0	$0.6	$1.7	$2.1	$2.5	$3.1	$3.3	$3.3	$3.3	$3.4	$3.6	$3.9	$4.0	$5.2	$6.7	$7.5	$9.1	$27.2	$34.8	$37.3

CURRENT BITCOIN HOLDINGS

555,450 Bitcoin — *Current Nominal Bitcoin Holdings*

~$52.4 Billion — *Current Bitcoin Holdings Value*[3]

CAPITAL RAISED TO ACQUIRE BITCOIN

~$26.0 Billion — *ATM Proceeds*

~$1.4[1] Billion — *Preferred Equity Proceeds*

~$9.9 Billion — *Debt Proceeds*

"...the US market can absorb dozens and dozens of companies because there are so many ways to differentiate. And every company is going to have its own approach."

- MICHAEL SAYLOR *on Bitcoin Treasury Companies Q1 2025 Strategy Earnings Call*

Source: Strategy public filings through May 5, 2025. Note: Strategy recently raised a $21.0 billion ATM of 8.00% Series A Perpetual Strike Preferred Equity of which $30.3 million has been issued and a $21.0 billion ATM of Common Equity, none of which has been issued to date.

As of May 5, 2025. 1. Preferred equity proceeds used to acquire Bitcoin exclude offering discounts, the January 2025 convertible preferred offering was issued at a 20.0% discount (received $584.0 million of net proceeds) and the March 2025 non-convertible preferred offering was issued at a 15.0% discount (received $722.5 million of net proceeds). 2. In addition, Strategy has used ~$850 million from cash on hand, cash flow from operations & proceeds from exercise of employee stock options. 3. Based upon 555,450 Bitcoin at a price of $94,290 per Bitcoin as of 4:00 PM EST on May 5, 2025 per Coin Market Cap.

STRIVE ASSET MANAGEMENT
27

TRANSACTION DETAILS 28

TRANSACTION SUMMARY: STRIVE ASSET MANAGEMENT & ASSET ENTITIES MERGER 29 Strive Enterprises, Inc. and Asset Entities Inc. (NASDAQ: ASST) have signed a Business Combination Agreement where Strive Ass et Management, LLC will combine with ASST to become a publicly traded Bitcoin Treasury Company and retain the name “Strive” in a transaction intended to qualify as tax - free under Section 351 of the Tax code. Strive Asset Management’s parent company, Strive Enterprises, Inc. will own 94.2% and ASST shareholders would own 5.8% of the combined company pro forma for the merger before any Bitcoin contributions or additional financings. • Prior to the merger close, accredited investors will have the opportunity to contribute Bitcoin in exchange for shares in the co mbined company. • Bitcoin transferors, depending on individual circumstances, can potentially benefit from deferral of their capital gains tax by participating in a Section 351 tax - free exchange. • The exchange will be completed in summer of 2025 at a valuation of approximately $265.5 million for the combined company. • Bitcoin transferors would receive $1 of shares for $1 of Bitcoin contributed, with an expected maximum of approximately $1 bi lli on in total Bitcoin exchanges due to tax constraints. • Strive Enterprises, Inc. and ASST shareholders will be diluted proportionally based on the equity split by any Bitcoin exchan ged for shares. • Strive Asset Management intends to use every possible mechanism including equity, fixed income, options, additional mergers, and tax - free Bitcoin exchanges to build a Bitcoin war chest in a minimally dilutive manner to common shareholders and build a long - term investment approach designed to outperform Bitcoin: using Bitcoin as the hurdle rate for capital deployment across the firm. • Shortly after the closing of the merger, Strive Asset Management plans to file a new S - 3 shelf registration to expand ASST’s exi sting capacity to at least $1 billion for additional equity and fixed income offerings. OVERVIEW INITIAL EQUITY SPLIT TAX - FREE BITCOIN EXCHANGE OPPORTUNITY BTC STRATEGY & FINANCING GOAL

Illustrative Future Purchases $- $50,000 $100,000 $150,000 $200,000 $250,000 Jan 2020 Jul 2020 Jan 2021 Jul 2021 Jan 2022 Jul 2022 Jan 2023 Jul 2023 Jan 2024 Jul 2024 Jan 2025 Jul 2025 Jan 2026 Jul 2026 Potential Future Acquisitions* Historical Bitcoin Price Strive Asset Management Going Public Via Reverse Merger: THIS STRATEGIC TRANSACTION WILL ALLOW US TO ACCUMULATE BITCOIN IMMEDIATELY 30 BTC Treasury Companies Going Public Via SPAC/IPO: x x x * Represents theoretical future purchases and in no way attempts to forecast future Bitcoin prices, specific purchase prices or amounts Typically, cannot access shelf registrations for at least 12 months. Have limited near - term funding beyond the capital raised in their initial offering. Likely short term oriented, hedge fund heavy holder base. Preserves S - 3 shelf eligibility that can be utilized to raise capital via equity and fixed income for Bitcoin purchases. Will give SAM the opportunity to expand the shelf registration beyond $1B. Stable and long - term holder base at deal close.

BTC EXCHANGED FOR A BTC TREASURY COMPANY – TAX FREE 31 SAM and ASST combination is intended to qualify as tax - free under Section 351 of the Code. This creates a potential opportunity for Bitcoin holders to participate in a tax - free transaction and defer their capital gains tax.

HOW OUR SECTION 351 BITCOIN - TO - STOCK EXCHANGE WORKS 32 Bitcoin Holder Expresses Interest in SAM’s One - Time Section 351 Exchange • Investors interested in participating in the 351 exchange can express interest at www.strive.com/351 (access via QR code to the right). • SAM will evaluate interested Bitcoin holders to ensure they satisfy various requirements. • Investors that hold Bitcoin and want to learn more can contact bitcoin@strive.com . Approved Bitcoin Holders Transfer BTC to ASST • Contributors receive shares of Asset Entities (NASDAQ: ASST) in a transaction that is intended to satisfy the requirements for tax deferral under Section 351. • Simultaneously with Step 3, Strive Asset Management combines with a subsidiary of ASST. • The combination transforms SAM and ASST into a publicly traded Bitcoin Treasury Company. • The contributor now holds liquid public shares of a company operating under the Bitcoin standard — without triggering a taxable capital gains event. • Structure allows Bitcoin holders to defer capital gains, participate in company growth, and align with a mission - driven public company. • All with no current expected markup to the deal transaction price. Note: This is a one - time opportunity: Once the company is broadly held by the public, tax deferral under Section 351 will not be available for future BTC contributions. 1 2 Strive Asset Management Combines with ASST 3 Bitcoin Contributor Becomes Public Shareholder 4 Tax Deferral + Strategic Alignment 5 Link to 351 Form

OUR BITCOIN TREASURY STRATEGY IS DIFFERENTIATED 33 Why: Steady recurring revenue, low headcount operations that scale efficiently, powerful corporate Bitcoin advocacy, and in - house expertise to deploy a sophisticated Bitcoin treasury strategy. An asset manager makes for an ideal Bitcoin Treasury Company. Reverse Merger Immediately Opens Optionality Strive Asset Management’s Proprietary Strategies & Value Proposition 1 2 3 4 First to Offer a Tax - Free Section 351 Exchange of Bitcoin - for - Public Company Equity Acquiring Cash at a Discount to Accumulate Bitcoin Unlocking Additional Leverage Without Additional Risk to Accumulate Bitcoin

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.